NO ACT

PE
2-22-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10010719

March 1, 2010

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-1-10

Re: Chevron Corporation
Incoming letter dated February 22, 2010

Dear Mr. Chevedden:

This is in response to your letter dated February 22, 2010 concerning the shareholder proposal submitted to Chevron by Nick Rossi. On February 6, 2010, we issued our response expressing our informal view that Chevron could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Heather L. Maples
Senior Special Counsel

cc: Christopher A. Butner
Assistant Secretary and Managing Counsel
Securities/Corporate Governance
Chevron Corporation
6001 Bollinger Canyon Road
T-3180
San Ramon, CA 94583

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Nick Rossi's Rule 14a-8 Proposal
Chevron Corporation (CVX)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This further responds to the January 4, 2010 no action request.

This is to request that the company be required to disclose in its 2010 definitive proxy that by scheduling **a useless and unnecessary** vote on a 15%-threshold of shareholders to call a special meeting that the company has prevented shareholders from voting on a 10%-threshold of shareholders to call a special meeting.

Sincerely,



John Chevedden

cc:
Nick Rossi
Christopher Butner <CButner@chevron.com>